January 13, 2020

Ker Zhang
Chief Executive Officer
PTK Acquisition Corp.
3440 Wilshire Boulevard, Suite 810
Los Angeles, California 90010

       Re: PTK Acquisition Corp.
           Draft Registration Statement on Form S-1
           Filed December 23, 2019
           CIK 0001797099

Dear Mr. Zhang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS filed December 23, 2019

Prospectus Summary, page 1

1. We note the administrative support agreement referenced in footnote 4 to the financial statements. Please revise the disclosure throughout the prospectus, such as the summary and certain related transactions sections, to disclose the $10,000 payment for overhead and administrative support. In addition, if this is a written agreement, please file as an exhibit. See Item 601(b)(10) of Regulation S-K
 Ker Zhang
FirstName LastNameKer Zhang
PTK Acquisition Corp.
Comapany NamePTK Acquisition Corp.
January 13, 2020
Page 2
January 13, 2020 Page 2
FirstName LastName
Risk Factors, page 24

2. We note your disclosure stating there will be 79,050,000 authorized but unissued shares of common and preferred stock available for issuance immediately after the public offering.
         It appears that the 1,000,000 shares of authorized preferred stock may not be included in the aforementioned balance. Please amend the document as needed or reconcile to us the components of such balance to provide further clarity.
Signatures, page II-10

3. Please include the signature of the controller or principal accounting officer, as required by Instruction 1 to Signatures to Form S-1.
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Daniel J. Espinoza